Exhibit 99.1

December 10, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: GAZIT-GLOBE LTD. (THE “COMPANY”) – IMMEDIATE REPORT REGARDING FILING OF A PRELIMINARY SHORT-FORM BASE SHELF PROSPECTUS IN CANADA.

The Company is pleased to report that on December 9, 2013, it filed in Canada on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) a preliminary short-form base shelf prospectus. The preliminary short-form base shelf prospectus is subject to the review and final approval of the Canadian Securities Administrators. Subsequent to final approval, the Company intends to file a final short-form base shelf prospectus on SEDAR.

It should be noted that any offering of securities off of the aforementioned base shelf prospectus, should it occur, will be made solely in Canada, subject to the paragraph below.

The securities, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in Canada or any other jurisdiction.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe Ltd.